                                 SCHEDULE 13E-3
                               (Amendment No. 1)


                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)


               NORTHLAND CABLE PROPERTIES SIX LIMITED PARTNERSHIP
                      NORTHLAND COMMUNICATIONS CORPORATION
                            FN EQUITIES JOINT VENTURE
                                JOHN S. WHETZELL
                                RICHARD I. CLARK
                       (Name of Persons Filing Statement)


  PARTICIPATION INTERESTS IN NORTHLAND CABLE PROPERTIES SIX LIMITED PARTNERSHIP
                         (Title or Class Of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)


          JOHN S. WHETZELL, PRESIDENT                  JOHN S. SIMMERS, PARTNER
      RICHARD I. CLARK, VICE PRESIDENT                FN EQUITIES JOINT VENTURE
     NORTHLAND COMMUNICATIONS CORPORATION              2780 SKY PARK, SUITE 300
         1201 THIRD AVENUE, SUITE 3600                TORRANCE CALIFORNIA 90505
           SEATTLE, WASHINGTON 98101                        (310) 326-3100
                (206) 621-1351

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communication on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

    a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [Section
           240.13e-3(c)] under the Securities Exchange Act Of 1934.

    b. [ ] The filing of a registration statement under the Securities Act of 1933.

    c. [ ] A tender offer.

    d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in box "(a)" are preliminary copies: [X]


                            Calculation of Filing Fee

       Transaction Valuation                          Amount of Filing Fee*
            $62,250,000                                        $12,450
(PROJECTED PARTNERSHIP NET CASH VALUE)

*Based on projected Registrant/Partnership net cash value.


[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         1)       Amount Previously Paid: $12,450

         2) Form, Schedule or Registration Statement No.: SCHEDULE 14A; COMMISSION FILE NO. 000-16063

         3)       Filing Party: REGISTRANT/PARTNERSHIP

         4)       Date Filed: DECEMBER 21, 2000

                       DOCUMENTS INCORPORATED BY REFERENCE

                             DEFINITIVE SCHEDULE 14A
                  (filed concurrently with this Schedule 13E-3)

                             ----------------------

                 (See following page for Cross Reference Sheet.)

                              CROSS REFERENCE SHEET
              PURSUANT TO GENERAL INSTRUCTION "G" OF SCHEDULE 13E-3


           Item in Schedule 13E-3                Location in Proxy
Material
           ----------------------                --------------------------
1.   Summary Term Sheet                      Proxy Statement:  Summary -- The
                                             Proposed Transaction and Proposed
                                             Amendment No. 2 to the NCP-Six
                                             Partnership Agreement

2.   Subject Company Information             N/A

3.   Identity and Background of............  Proxy Statement:  Information About
     Filing Person                           NCP-Six--General; Management and
                                             Beneficial Ownership of NCP-Six;

4.   Terms of the Transaction..............  Proxy Statement:  Summary--The
                                             Proposed Transaction and Proposed
                                             Amendment No. 2 to the NCP-Six
                                             Partnership Agreement; Specific
                                             Terms of the Proposed Transaction

5.   Past Contracts, Transaction,
     Negotiations and Agreements...........  Proxy Statement:  Financial
                                             Statement--Audited
                                             Financial Statement Of Northland
                                             Cable Properties Six Limited
                                             Partnership, --Statement Of
                                             Operations--Expenses, --Financial
                                             Statement (Unaudited)-Northland
                                             Cable Properties Six Limited
                                             Partnership; Background and Reasons
                                             for the Proposed Transaction


6.   Purposes of the Transaction and
     Plans or Proposals ...................  Proxy Statement:  Summary--The
                                             Proposed Transaction and Proposed
                                             Amendment No. 2 to the NCP-Six
                                             Partnership Agreement; Specific
                                             Terms of the Proposed Transaction;
                                             Dissolution and Liquidation
                                             Consequences of the Proposed
                                             Transaction; NCP-Six's Management's
                                             Discussion and Analysis of
                                             Financial Condition and Results of
                                             Operations--General


7.   Purpose(s), Alternatives, Reasons and
     Effects ..............................  Proxy Statement:  Background and
                                             Reasons for the Proposed
                                             Transaction; Summary -- Likely
                                             Consequences of Your Vote;
                                             Dissolution and Liquidation
                                             Consequences of the Proposed
                                             Transaction; Projected Cash
                                             Available from Liquidation; Federal
                                             and State Income Tax Consequences


8.   Fairness of the Transaction...........  Proxy Statement:  Summary-
                                             Fairness of the Proposed
                                             Transaction; -- Our Recommendation;
                                             Fairness of the Proposed
                                             Transaction

9.   Reports, Opinions, Appraisals and
     Negotiations..........................  Proxy Statement:  Summary-Fairness
                                             of the Proposed Transaction;
                                             Appraisal Process and Fairness
                                             Opinions; Summary of Reports

10.  Source and Amounts of Funds or other
     Consideration.........................  Proxy Statement: Specific Terms of
                                             the Adelphia Transaction; Specific
                                             Terms of the Proposed Transaction--
                                             Payment of Purchase Price and
                                             Financing Requirements;



11.  Interest in Securities of the
     Subject Company                          Proxy Statement:  Summary --
                                              Voting at the Special Meeting;

12.  The Solicitation or Recommendation of
     Certain Persons with Regard to the
     Transaction............................  Proxy Statement:
                                              Summary-Our Recommendation; Fairness of the
                                              Proposed Transaction--Our belief as to Fairness;

13.  Financial Information..................  Proxy Statement:  Financial
                                              Statements; Projected Cash
                                              Available From Liquidation

14.  Person/Assets Retained, Employed,
     Compensated or Used....................  Proxy Statement: The Special Meeting --
                                              Solicitation of Proxies;

15.  Additional Information.................  N/A

16.  Material to be Filed as Exhibits.......  Proxy Statement: including exhibits A through L thereto; Exhibit A--Letter to Limited Partners
                                              of NCP-Six;


-----------

Capitalized terms not expressly defined herein shall have the same meaning ascribed to them in the Northland Cable Properties Six Limited Partnership Proxy Statement (as defined below). For the purpose of this Schedule 13E-3, the following capitalized terms shall be ascribed the following meanings:

         - "Schedule 14A" means the Partnership's Definitive Schedule 14A filed concurrently herewith.

         -        "Form of Proxy" means the form of proxy forming part of
                  Schedule 14A.

         - "Notice of Special Meeting" means the notice of special meeting of limited partners of the Partnership forming part of
                  Schedule 14A.

         - "Partnership" means Northland Cable Properties Six Limited Partnership, a Washington limited partnership.

         -        "Proxy Statement" means the proxy statement forming part of
                  Schedule 14A.

         -        "Units" means participation interests in the Partnership.

All of the above documents are hereby incorporated herein by this reference.

        For the purposes of responses to this Schedule 13E-3, cross references will be made to the Schedule 14A and to information under specified sections of the documents contained in the Schedule 14A.

                 -----------------------------------------------


        References herein to Items 1000 through Item 1016 correspond to such item in Regulation M-A.


ITEM 1. SUMMARY TERM SHEET


        In response to Item 1001, the proposed transaction is summarized in the Proxy Statement. See "Summary - The Proposed Transaction and Proposed Amendment No. 2." This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.


ITEM 2. SUBJECT COMPANY INFORMATION


        In response to the following subparts of Item 1002:


        (a) The name of the issuer is Northland Cable Properties Six Limited Partnership. Its principal executive offices are located at 1201 Third Avenue, Suite 3600, Seattle, Washington 98101. The telephone number of its principal executive offices is (206) 621-1351.

        (b) The exact title of the security subject to this transaction is "participation interests in Northland Cable Properties Six Limited Partnership", referred to in this Schedule 13E-3 as "Units." As of December 31, 2000, there were 29,784 Units outstanding and 1,807 holders of record of the Units.

        (c) There is currently no established trading market for the Units.


        (d) Since November 15, 1997, the Partnership has made no cash distributions. The Partnership is generally restricted from paying distributions (other than for expense allocations and payment of management fees) under its credit agreement with its syndicated lenders, led by First Union National Bank as Administrative Agent.


        (e) During the past three years, the Partnership has made no underwritten public offering of Units for cash which was registered under the Securities Act of 1933 (the "1933 Act") or exempt from registration thereunder pursuant to Regulation A.

        (f) Since January 1, 1997, the Partnership has repurchased an aggregate of 28 units at face value ($500/unit).

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS


        In response to the following subparts of Item 1003:

        (a) - (c) This Schedule 13E-3 is filed by the Partnership, Northland Communications Corporation, FN Equities Joint Venture, John S. Whetzell and Richard I. Clark.


        The Partnership is a Washington limited partnership with no directors or officers. The Managing General Partner of the Partnership is Northland Communications Corporation, a Washington corporation ("NCC"); the Administrative General Partner of the Partnership is FN Equities Joint Venture, a California general partnership ("FNEJV").

        The principal business of NCC is locating cable television systems, negotiating for their acquisition, forming limited partnerships to own the systems, arranging for the sale of limited partnership interests to investors, managing the partnerships, and liquidating partnership assets upon dissolution. NCC is a wholly-owned subsidiary of Northland Telecommunications Corporation, a Washington corporation ("NTC"). The address of the principal executive offices of each of NCC and NTC is 1201 Third Avenue, Suite 3600, Seattle, Washington 98101.

        The sole partners of FNEJV are FN Equities, Inc. ("FNE"), FN Network Partners, Ltd., a California limited partnership ("FNPL"), and John Simmers, the sole owner of FNE. The principal business of each of FNEJV and FNE is to provide services as administrative general partner of limited partnership cable television operations. The address of the principal executive offices of each of FNEJV, FNE, and John Simmers is 2780 Sky Park Drive, Suite 300, Torrance, California 90505.


        John S. Whetzell serves as Board Chairman and President of NCC. Richard
I. Clark serves as a Director, and as Vice President, Assistant Treasurer and Assistant Secretary of NCC. The business address for both Messers. Whetzell and Clark is 1201 Third Avenue, Suite 3600, Seattle, Washington. Their business phone number is (206) 621-1351.

        For information further responsive to Items 1003(c)(1) and 1003(c)(2) with respect to Messers. Whetzell and Clark, see "Management and Beneficial Ownership of NCP-Six" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

        None of the filing persons have, during the past 10 years, been convicted in a criminal proceeding.

        None of the filing persons have, during the past 10 years, been involved in any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

        All of the natural filing persons are United States citizens.


ITEM 4. TERMS OF THE TRANSACTION


        In response to the following subparts of Item 1004:

        (a) See "Summary--The Proposed Transaction and Proposed Amendment No. 2," "Background and Reasons For The Proposed Transaction" "Specific Terms of the Proposed Transaction; Projected Cash Available From Liquidation" "Federal and State Income Tax Consequences of the Proposed Transaction" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" of Schedule 13E-3.

        (b) The filing persons and their affiliates hold 30 Units. See the fourth paragraph of "Summary--Voting at the Special Meeting" in the Proxy Statement. It is anticipated that those Units will be transferred in the proposed transaction if the proposed transaction receives the requisite approval of the holders of a majority of the unaffiliated Units of the Partnership.

        (c) Because the Managing General Partner or its affiliate will be the acquiring entity, the undivided portion of the assets attributable to the Managing General Partner's interest in the Partnership will be distributed to the Managing General Partner in-kind, rather than sold for cash, as is the case for the other holders of the Partnership's securities. See "Specific Terms of the Proposed Transaction--Distributions to Limited Partners" and "Proposed Amendment No. 2 to The NCP-Six Partnership Agreement" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" of Schedule 13E-3.

        (d) See "Summary--You do Not Have Dissenters' Rights" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" of Schedule 13E-3.


        (e) No special provisions have been made to grant unaffiliated security holders access to the corporate files of the filing persons or to obtain counsel or appraisal services at the expense of the filing persons.

        (f) N/A

ITEM 5. PAST CONTACTS, TRANSACTION, NEGOTIATIONS AND AGREEMENTS.


        In response to the following subparts of Item 1005:

        (a) (1) See "Statements of Operations--Expenses" and Note "3", both under "Financial Statements--Audited Financial Statement of Northland Cable Properties Six Limited Partnership" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to
Schedule 13E-3.

            (2) No contacts, transactions or negotiations have occurred which would be subject to this Item, except the proposed transaction described in the Proxy Statement. See "Background and Reasons for the Proposed Transaction" and "Specific Term of the Proposed Transaction" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to
Schedule 13E-3.


        (b) On September 1, 1998, NCC acquired and was distributed all of the assets of Northland Cable Properties Five Limited Partnership ("NCP-Five"), a limited partnership for which NCC served as managing general partner. The gross valuation of the transaction was $35,463,000, which included the consideration paid NCC to NCP-Five and the value of the assets distributed by NCP-Five to NCC. NCC initiated the negotiations for that acquisition.


        (c) See "Background and Reasons for the Proposed Transaction -- Chronology of Events Leading up to the Proposed Transaction," and "Appraisal Process and Fairness Opinions; Summary of Reports" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" of Schedule 13E-3.


        (e) Other than the Form of Proxy, no such arrangements exit.

ITEM 6. PURPOSES OF TRANSACTION AND PLANS OR PROPOSALS


        In response to the following subparts of Item 1006:


        (b) N/A


        (c)(1) See "Background and Reasons for the Proposed Transaction -- Chronology of Events Leading up to the Proposed Transaction," and "Appraisal Process and Fairness Opinions; Summary of Reports" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" of
Schedule 13E-3.

        (c)(2) See response to (c)(1) above. See also "Specific Terms of the Adelphia Transaction," and "Specific Terms of the Proposed Transaction" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

        (c)(3) The Partnership does not currently have a standard dividend rate or policy. See "Information About NCP-Six-NCP-Six's Management's Discussion and Analysis of Financial Conditions and Results of Operations - General" in the Proxy Statement. See also "Dissolution and Liquidation Consequences of the Proposed Transaction," and "Projected Cash Available From Liquidation" in the Proxy Statement.

        (c)(4) Except for the termination of the employment of Partnership employees, no change in the present management of the Partnership nor of any of the persons enumerated in General Instruction "C" to Schedule 13E-3 for whom this Item 6 applies is expected to occur in relation to, or as a result of, the proposed transaction.

        (c)(5) See response to (c)(1) and (c)(2) above, and specifically "Dissolution and Liquidation Consequences of the Proposed Transaction" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3. The General Partners intend that all indebtedness of the Partnership will be repaid upon consummation of the proposed transaction. The capitalization of the Partnership will be materially altered as a consequence of the proposed liquidation to result following the proposed transaction.

        (c)(6) N/A

        (c)(7) Upon liquidation of the Partnership pursuant to the proposed transaction, the Units will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "1934 Act"). No such events will occur with respect to the persons mentioned in General Instruction "C" to Schedule 13E-3 as a result of, or in relation to, the proposed transaction.

        (c)(8) Upon liquidation of the Partnership pursuant to the proposed transaction, the Partnership will no longer be obligated to file reports pursuant to Section 15(d) of the 1934 Act. No such events will occur with respect to the persons mentioned in General Instruction "C" to Schedule 13E-3 as a result of, or in relation to, the proposed transaction.


        The General Partners believe that none of the activities or transactions described in Item 6 should apply to any of the individual persons described in General Instruction "C" to Schedule 13E-3.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS


        In response to the following subparts of Item 1013:

        (a) See "Background and Reasons for the Proposed Transaction" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

        (b) See "Background and Reasons for the Proposed Transaction-- Consideration of Alternatives and Approval of the Adelphia Transaction," as well as "-"Chronology of Events Leading up to the Proposed Transaction,"--Reasons for the Proposed Transaction," and "Fairness of the Proposed Transaction" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

        (c) See the responses to (a) (b) above. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

        (d) See "Projected Cash Available From Liquidation," "Conflicts of Interest," "Specific Terms of the Proposed Transaction--Payment of the Purchase Price" and "--Distributions to Limited Partners," "Dissolution and Liquidation Consequences of the Proposed Transaction--Dissolution Procedures" and "--Liquidating Trust," and "Federal and State Income Tax Consequences" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.


ITEM 8. FAIRNESS OF THE TRANSACTION


        In response to the following subparts of Item 1014:

        (a) See "Summary--Fairness of the Proposed Transaction," "--Our Recommendation," and "Fairness of the Proposed Transaction" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

        (b) See "Fairness of the Transaction--Material Factors Underlying Belief as to Fairness," and "Appraisal Process and Fairness Opinions; Summary of Reports" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

        (c) The affirmative vote of limited partners holding a majority of the outstanding Units (excluding the Units held by NCC, FNEJV and either of their affiliates) is required to approve the transaction. See "The Special Meeting--Quorum; Vote Required for Approval" in the Proxy Statement.

        (d) The Managing General Partner did not retain an unaffiliated, independent third party to act solely on behalf of the limited partners for purposes of negotiating the terms of the transaction, but the General Partners did retain Houlihan Lokey Howard and Zukin Financial Advisors, Inc. ("Houlihan Lokey") to render an opinion as to the fairness of the consideration to be received by the Partnership from a financial point of view. See "Fairness of the Transaction-Houlihan Lokey Fairness Opinion" in the Proxy Statement. See also the fourth factor under "Risk Factors (Pertaining to the Proposed Transaction)" and the second paragraph under "Background and Reasons for the Proposed Transaction--Chronology of Events Leading Up to the Proposed Transaction--1999 Third-Party Bid Solicitation Process" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" of Schedule 13E-3.

        (e) The proposed transaction has received the unanimous approval of the General Partners. See "Summary--Our Recommendation" in the Proxy Statement.

        (f) See "Background and Reasons for the Proposed Transaction--1999 Third-Party Bid Solicitation Process," "--Northland's 1999 Offer to Purchase NCP-Six Assets," "--Recission of Northland's 1999 Offer Due to Lack of Acceptable Financing," and "--2000 Third-Party Bid Solicitation Process" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.



ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS


        In response to the following subparts of Item 1014:

        (a) The Partnership received two appraisals concerning the proposed transaction. One appraisal was performed by Daniels & Associates, L.P., and the other appraisal was performed by Communications Equity Associates. See "Appraisal Process and Fairness Opinions; Summary of Reports" in the Proxy Statement and Exhibits H and I to the Proxy Statement. The Partnership received a report summarizing bids received for the Partnerships assets in 1999, and a separate report for bids received in 2000. Both reports were prepared by Daniels & Associates. The General Partners also received separate fairness opinions from Houlihan Lokey concerning the fairness of the consideration to be received by the Partnership in the proposed transaction, as well as in the sale of certain assets by the Partnership to Adelphia Communication Corporation, from a financial point of view. See "Appraisal Process and Fairness Opinions; Summary of Reports--Houlihan Lokey Fairness Opinions" in the Proxy Statement and Exhibits J and K to the Proxy Statement. No other outside experts were retained. The information in the Proxy Statement referred to in this Item 9(a) is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

        (b) (1)-(3) See response to (a) above. This information is incorporated by reference.

               (4) See "Projected Cash Available From Liquidation," including
Note 3 thereunder, and "Appraisal Process and Fairness Opinions; Summary of Reports--Compensation and Material Relationships" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to
Schedule 13E-3.

               (5) The Managing General Partner determined the amount of consideration to be paid for the assets of the Partnership to be purchased in the proposed transaction.

               (6) See response to (a) above. This information is incorporated by reference.

        (c) The appraisals of Daniels & Associates and Communications Equity Associates, and the fairness opinions of Houlihan Lokey are attached to the Proxy Statement as Exhibits H, I, J and K, respectively.


ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION


        In response to the following subparts of Item 1007:

        (a) See "Specific Terms of the Proposed Transaction--Payment of Purchase Price and Financing Requirements" and "Specific Terms of the Adelphia Transaction" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

        (b) Although NCC has had discussions with its lenders concerning financing of the acquisition of the assets of the Partnership, as of February 12, 2001, no loan agreement had been signed. No definitive arrangements have been made to repay borrowings for the transaction.

        (c) See "Projected Cash Available from Liquidation" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3. The Partnership has paid or will be responsible for paying all of these expenses.

        (d) See response to (b) above.


ITEM 11. INTEREST IN SECURITIES OF THE PARTNERSHIP


        In response to the following subparts of Item 1008:

        (a) See the fourth paragraph under "Summary--Voting at the Special Meeting" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.


        (b) No transaction in Units was effected during the past 60 days by the Partnership or by any affiliate of the Partnership.

ITEM 12. RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION


        In response to the following subparts of Item 1012:

        (a) Each filing person currently plans to participate in the proposed transaction if it is approved by the requisite holders of the majority of unaffiliated Units in the Partnership. With respect to the voting of Units, see the fourth paragraph of "Summary--Voting at the Special Meeting" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.


        (e) See "Summary-Our Recommendation" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to
Schedule 13E-3.

ITEM 13. FINANCIAL INFORMATION


        In response to the following subparts of Item 1010:

        (a) Required financial data and statements concerning the Partnership are set forth under the heading "Financial Statements" in the Proxy Statement and are organized as described below. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.


        Financial Statements for the Years Ending December 31, 2000, 1999 and 1998 (audited):

                      Auditor's Opinion
                      Balance Sheets
                      Statements of Operations
                      Statements of Changes in Partners' Deficit
                      Statements of Cash Flows
                      Notes to Financial Statements

        (b) See "Projected Cash Available From Liquidation" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.


ITEM 14. PERSONS/ASSETS RETAINED, COMPENSATED, EMPLOYED OR USED


        In response to the following subparts of Item 1009:


        (a) Excluding Partnership assets which are proposed to be used as consideration for the proposed transaction, Partnership assets will be utilized to pay the transaction costs associated with the proposed transaction. In addition, Partnership employees provided information in connection with the appraisals by Daniels & Associates and Communications Equity Associates, in connection with the third party bid solicitation conducted by Daniels & Associates, and in connection with the due diligence performed by Houlihan Lokey as a condition to the rendering of its fairness opinions.


        (b) No unaffiliated persons have been or are to be employed, retained or compensated by the Partnership or by any person on behalf of the Partnership to make solicitations or recommendations in connection with the proposed transaction. See "The Special Meeting -- Solicitation of Proxies" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.


ITEM 15. ADDITIONAL INFORMATION


        In response to Item 1011(b):


        See the Notice of Special Meeting, Form of Proxy, and Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS


        In response to the following subparts of Item 1016:

        (a) See Proxy Statement, including Exhibits A through L. This information is incorporated by reference pursuant to General Instruction "G" to
Schedule 13E-3. See also letter of Managing General Partner to the limited partners of NCP-Six attached hereto as Exhibit A.


        (b) No executed loan agreement is available at this time.

        (c) See Exhibits H, I, J and K to the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.


        (d) See "Adelphia Transaction Asset Purchase Agreement," "Proposed Transaction Asset Purchase Agreement" and "NCP-Six Liquidating Trust Agreement" attached as Exhibits E, F and L, respectively to the Proxy Statement.


        (e) Disclosure materials to be furnished to security holders are included in the Schedule 14A. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3. See response to Item 16.

        (f) Dissenters' appraisal rights are not available to partners under Washington law with respect to a sale of substantially all of the Partnership's assets and subsequent liquidation. Appraisal rights will not be voluntarily accorded to dissenting partners in connection with the proposed transaction. Dissenting partners are protected under state law by virtue of the fiduciary duty of the General partners to act with prudence in the business affairs of the Partnership on behalf of both the General Partners and the Limited Partners.

        (g) No persons have been employed by the Partnership to make oral solicitations or recommendations to security holders.


                                   ---------------------------------------------

                                   SIGNATURES

        After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


        Dated February 13, 2001.


                                       NORTHLAND CABLE PROPERTIES SIX
                                       LIMITED PARTNERSHIP

                                       By:  NORTHLAND COMMUNICATIONS CORPORATION
                                            Managing General Partner

                                            By: /s/ JOHN S. WHETZELL
                                                --------------------------------
                                                John S. Whetzell, President


                                            By: /s/ RICHARD I. CLARK
                                                --------------------------------
                                                Richard I. Clark, Vice President


                                       NORTHLAND COMMUNICATIONS CORPORATION

                                       By: /s/ JOHN S. WHETZELL
                                           -------------------------------------
                                           John S. Whetzell, President


                                       By: /s/ RICHARD I. CLARK
                                           -------------------------------------
                                           Richard I. Clark, Vice President


                                       FN EQUITIES JOINT VENTURE

                                       By:  FN EQUITIES, INC., Partner

                                            By: /s/ JOHN S. SIMMERS
                                                --------------------------------
                                                John S. Simmers, Vice President

                                            By: /s/ JOHN S. SIMMERS
                                                --------------------------------
                                                JOHN S. SIMMERS, Partner

                                       By:  FN NETWORK PARTNERS, LTD., Partner

                                            By: /s/ JOHN S. SIMMERS
                                                --------------------------------
                                                John S. Simmers, General Partner



                                       /s/ JOHN S. WHETZELL
                                       --------------------------------
                                       John S. Whetzell


                                       /s/ RICHARD I. CLARK
                                       --------------------------------
                                       Richard I. Clark

                                                     EXHIBIT A TO SCHEDULE 13E-3

[NORTHLAND COMMUNICATIONS CORPORATION LETTERHEAD]



January 11, 2001

Re: NORTHLAND CABLE PROPERTIES SIX LIMITED PARTNERSHIP ("NCP-SIX")

Dear Limited Partners:

In June 2000, we wrote to you with a previous update as to the status of efforts to seek potential opportunities for the liquidation of NCP-Six. This letter is to provide you with a further update as to the status of these efforts.

In August 2000, NCP-Six received various bids for its cable systems pursuant to the procedures of a blind bid solicitation of such offers by an independent broker retained by the partnership. Following our evaluation and negotiation of those offers, NCP-Six has accepted two offers that combined provide for the sale of the entirety of the partnership's assets.

Under NCP-Six's Partnership Agreement, the entirety of the partnership's assets cannot be sold without the prior approval of a majority in interest of the limited partners. In order to solicit your approval of the proposed sale of the entirety of those assets, we have prepared a preliminary proxy statement describing in detail the offers that have been accepted. That proxy statement was filed with the Securities and Exchange Commission ("SEC") in December 2000, and is currently undergoing review by the SEC. We expect the SEC to clear the proxy for distribution and anticipate that the process may take two to three months.

Upon the sale of the entirety of the assets of NCP-Six, the partnership will be liquidated. If the sale of the entirety of NCP-Six's assets is completed pursuant to the terms set forth in the proxy statement, we believe that the liquidation of NCP-Six will occur late second quarter or early in the third quarter of this year.

Meanwhile, we continue to recognize that limited partners of NCP-SIX are receiving unsolicited offers from third parties to purchase units of the partnership in the secondary market. We continue to urge you to carefully evaluate the terms of any such offers you receive. Most of the offers that we are aware of have been for prices in the range of $500 to $650 per partnership unit, which is equal to or only slightly higher than the original investment required to initially purchase those units. Those prices are substantially below the estimated distributions that will be made to the limited partners of NCP-SIX if the liquidation of the partnership is completed pursuant to the terms set forth in the proposed forthcoming proxy statement. The liquidation of NCP-SIX as proposed in the proxy statement is, however, subject to the prior approval of a majority in interest of the limited partners, and certain other conditions required by the asset purchasers.

Upon the SEC's clearance of the proxy statement, we will mail the statement to you for your review of the specific terms of those offers received through the recently completed blind bid process for the assets of NCP-Six. Meanwhile, if you have any questions regarding your investment, please call our Investor Relations Department at (800) 448-0273.

                         Sincerely,

                         NORTHLAND COMMUNICATIONS CORPORATION
                         Managing General Partner of NCP-Six Limited Partnership



                         /s/ RICHARD I. CLARK
                         -------------------------------------------------------
                         Richard I. Clark
                         Vice President/Treasurer